Exhibit 99.6

August 24, 2006

PERSONAL AND CONFIDENTIAL

Francisco Partners II, L.P.

2882 Sand Hill Road Suite 280

Menlo Park, CA 94025

Dear Sirs:

In connection with your consideration of a possible transaction (the “Transaction”) with Metrologic Instruments, Inc. (together with its subsidiaries and affiliates, the “Company”), the Company is prepared, subject to the terms and conditions of this agreement, to make available to you certain information regarding the Company (such information (whether written or oral) furnished to you and your Representatives (as defined below), whether prior to, on, or following the date hereof, together with analyses, compilations, forecasts, studies, or other documents or records prepared by you or your Representatives which contain, are based on, or otherwise reflect or are generated in whole or in part from such information, including that stored on any computer, word processor or other similar device, collectively, the “Confidential Information”).

You hereby agree as follows:

(1)                                  You shall use the Confidential Information solely for the purpose of evaluating the Transaction between you and the Company and you shall keep the Confidential Information confidential, except that you may disclose the Confidential Information or portions thereof to those of your directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys, and accountants and their respective representatives or consultants or any third parties who may provide equity or debt financing for a Transaction), (collectively, the “Representatives”): (a) who need to know such information for the purpose of evaluating the Transaction, and (b) who are informed by you of the confidential nature of the Confidential Information.  You shall be responsible for any breach of this agreement by your Representatives in the event that you or any of your Representatives are requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand, or similar process or by law, rule, regulation or applicable professional standards of the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board or state boards of accountancy obligations thereunder) to disclose any of the Confidential Information, you shall provide the Company with prompt prior written notice of such requirement, you or your Representatives shall furnish only that portion of the Confidential Information which you or your Representatives are advised by counsel is legally required, and you or your Representatives shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

(2)                                  If you determine not to proceed with the Transaction, you will promptly inform the Company of that decision and, in that case or at any time upon the request of the Company, you and your Representatives shall promptly either (a) destroy all copies of the written Confidential Information and any other written material containing or reflecting any information in the Confidential Information in your or their possession or under your or their custody or control (including that stored in any computer, word processor, or similar device) and confirm such destruction to the Company, in writing or (b) return to the Company, all copies of the Confidential Information furnished to you by or on behalf of the Company in your possession or in the possession of your Representatives and any other written material containing or reflecting any information in the Confidential Information.  However, if compliance with the foregoing would violate any applicable law or regulation, you may retain one copy of such information provided that it is not used for any purpose other than to evidence your compliance with such law, regulation, and that such information is maintained in confidence as set forth in this Agreement.  Notwithstanding the foregoing, your Representatives that are accounting firms shall have the right to retain any analyses and supporting documentation prepared by it or by any of its affiliates or related entities which are based on or contain portions of the Confidential Information evidencing such Representative’s services for you or your affiliates for archival purposes; provided that, any such materials retained shall continue to be subject to the terms of this letter agreement.  Any oral Confidential Information will continue to be held subject to the terms of this agreement.

(3)                                  The term “Confidential Information” does not include any information which (a) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by you or by any of the Representatives) (b) was available to you on a non-confidential basis from a source (other than the Company or its representatives) that is not and was not prohibited from disclosing such information to you by a contractual, legal, or fiduciary obligation or (c) is already in your possession, provided that such information is not known by you or your Representative to be subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party.

(4)                                  Without the prior written consent of the Company, you and your Representatives shall not disclose to any person (a) that any investigations, discussions, or negotiations are taking place concerning the Transaction or any other possible transaction involving the Company and you, (b) that you have requested or received any Confidential Information, or (c) any of the terms, conditions, or other facts with respect to the Transaction or such investigations, discussions, or negotiations, including the status thereof except as required by law, rule, regulation or pursuant to applicable professional standards of the American Institute of Certified Public Accountants, Public Company Accounting Oversight Board or state boards of accountancy or obligations thereunder.  The term “person” as used in this agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual, or entity.

(5)                                  You agree that (a) all communications regarding the Transaction, (b) requests for additional information, facility tours, or management meetings; and (c) discussions or questions regarding procedures with respect to the Transaction, will be submitted or directed to Bruce Harrison or Kevin Bratton of the Company.  Accordingly, you agree that you will not contact or communicate with any officer, director, employee, or agent of the Company concerning the Confidential Information or a Transaction, except as expressly requested by the Company.  Notwithstanding the foregoing, normal course of business contact or communication with any agent of the Company with which you have an established relationship shall not be prohibited.  You further agree that, for a period of two years from the date of this agreement, you, and your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “1934 Act”)), will not, directly or indirectly, solicit for employment or hire any employee or officer of the Company with whom you have had contact or who became known to you in connection with your consideration of the Transaction without the prior written consent of the Company.  The foregoing will not prevent you from hiring employees who approach you on their own initiative including those responding to generalized searches by you for employees through media advertisements, employment firms or otherwise, that are not focused on persons employed by the Company.

(6)                                  You acknowledge and agree that (a) the Company is free to conduct the process leading up to a possible Transaction as the Company, in its sole discretion, may determine (including, without limitation, by negotiating with any prospective buyer and entering into a preliminary or definitive agreement without prior notice to you or any other person), (b) the Company reserves the right, in its sole discretion, to change the procedures relating to your consideration of the Transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction, and to terminate discussions and negotiations with you at any time and for any reason, and (c) unless and until a written definitive agreement concerning the Transaction has been executed and delivered, neither the Company nor its officers, directors, employees, affiliates, stockholders, agents, advisors or controlling persons will have any legal obligation or liability to you of any kind whatsoever with respect to the Transaction, whether by virtue of this agreement, any other written or oral expression with respect to the Transaction or otherwise.  For purposes hereof, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part.  The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

(7)                                  You agree that, for a period of two years from the date of this agreement, unless such shall have been specifically invited in writing by the Company, neither you nor any of your affiliates (as such term is defined under the 1934 Act) or Representatives acting on your behalf will in any manner, directly or indirectly, (a) effect or seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of greater than 1% of the securities (or of beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger, or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any solicitation of proxies or consents to vote greater than 1% of the voting securities of the Company; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act); (c) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with or, assist, advise or encourage any third party with respect to any of the foregoing.

(8)                                  You acknowledge that you and your Representatives may receive material non-public information in connection with your evaluation of the Transaction and you are aware (and you will so advise your Representatives) that the United States securities laws impose restrictions on trading in securities when in possession of such information.

(9)                                  You understand and acknowledge that none of the Company or any of its officers, directors, employees, affiliates, stockholders, agents, or controlling persons is making any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information, and each of the Company and such other persons expressly disclaims any and all liability to you or any other person that may be based upon or relate to (a) the use of the Confidential Information by you or any of the Representatives or (b) any errors therein or omissions therefrom.  You further agree that you are not entitled to rely on the accuracy and completeness of the Confidential Information and that you will be entitled to rely solely on those particular representations and warranties, if any, that are made to a purchaser in a definitive agreement relating to the Transaction when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement.

(10)                            You acknowledge that remedies at law may be inadequate to protect the Company against any actual or threatened breach of this agreement by you or your Representatives, and, without prejudice to any other rights and remedies otherwise available to the Company, you agree to the granting of equitable relief, including injunction, in the Company’s favor without proof of actual damages.  You agree to reimburse the Company for reasonable legal fees and other costs incurred to enforce this agreement.

(11)                            You agree that no failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(12)                            This agreement shall be binding upon the parties and their respective successors and assigns.

(13)                            Unless otherwise provided herein, your obligations under this letter shall terminate two (2) years from the date hereof

(14)                            This agreement and all controversies arising from or relating to performance under this agreement shall be governed by and construed in accordance with the laws of the State of New York.  You submit to the exclusive jurisdiction of the federal and state courts in Manhattan, New York with respect to any dispute arising out of or relating to this agreement and you irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  You further agree to service of any process, summons, notice of document by U.S. registered mail to any proceeding arising out of this agreement.  You agree to pay the Company and its advisors and representatives for any costs and expenses, including reasonable attorneys’ fees and expenses they may incur in connection with the successful enforcement of this agreement.

(15)                            You and your Representative’s understandings and agreements contained herein shall supercede and apply to any acceptance, acknowledgement or confirmation by you or your Representatives of conditions of access to any Confidential Information or data room or website notwithstanding anything to the contrary contained in any confidentiality agreement or in such conditions or on such website.

This agreement contains the entire agreement between the parties concerning the subject matter hereof, and no modification of this agreement or waiver of the terms and conditions hereof will be binding unless approved in writing by the parties, or otherwise in accordance with the terms of this agreement.

Please confirm your agreement to the foregoing by signing both copies of this agreement and returning one to the undersigned.

Very truly yours,

Metrologic Instruments, Inc.

By:	/s/ Bruce L. Harrison
VP/GC

Accepted and agreed

as of the date first written above:

FRANCISCO PARTNERS II, L.P.

By: FRANCISCO PARTNERS GP II, L.P.

its General Partner

By: FRANCISCO PARTNERS GP II

MANAGEMENT, LLC

its General Partner

By:	/s/ Andrew Kowal

Name:	Andrew Kowal

Title:	Vice President